SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Signature of contracts for the chartering and operation of

12 drilling rigs to be constructed in Brazil

Rio de Janeiro, August 3, 2012 – Petróleo Brasileiro S.A. – Petrobras today entered into agreements with Sete Brasil, Queiroz Galvão, Petroserv, Odebrecht, Odfjell and Seadrill for the chartering and operation of 12 floating drilling platforms to be constructed in Brazil with a national content of between 55 and 65%. After construction, the rigs will be chartered by Petrobras for 15 years. These 12 rigs are part of a package of 21 platforms negotiated with Sete Brasil.

Of the six semi-submersible platforms to be built by Estaleiro BrasFELS in Angra dos Reis (RJ), three will be operated by Queiroz Galvão, two by Petroserv and one by Odebrecht.

The other six will be of the drilling vessel type and will be built by Estaleiro Jurong Aracruz (ES). Three will be operated by Odfjell and the other three by Seadrill.

Petrobras conducted a prior analysis of the shipyards in order to evaluate their capacity to meet the contractual commitments associated with the construction of the platforms, including the deadlines and minimum national content ratios. Various aspects were verified, including the suitability of the installations, evidence of commitments with suppliers of inputs and main equipment packages, environmental licensing, management of HSE (health, safety and the environment) and contractual management, as well as legal and financial aspects.

The 12 units will be delivered as of 2016 and will mostly be used for drilling wells in the pre-salt areas of the Santos Basin, including the onerous assignment areas. They can operate in depths of up to 3,000 meters, with a drilling capacity of up to 10,000 meters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.